Vertex Energy, Inc.	1331 Gemini Street Suite 250 Houston, TX 77058 toll free: 866-660-8156 fax: 281.486.0217 www.vertexenergy.com

July 8, 2013

Mr. Leland Benton
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3791

Re:         Vertex Energy, Inc.
Registration Statement on Form S-3
File No. 333-189107

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 3:00 p.m. Eastern Standard Time, Wednesday, July 10, 2013, or as soon thereafter as practicable.

Additionally, Vertex Energy, Inc. (the "Company") acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely, /s/ Chris Carlson Chris Carlson Chief Financial Officer